UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated January 8, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 8, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS DECEMBER AND FULL CALLENDAR YEAR 2017 SALES

	December 2017	% Change YOY	Oct – Dec 2017	% Change YOY	Jan – Dec 2017	% Change YOY
Jaguar Land Rover	55,697	0.6%	154,447	3.5%	621,109	6.5%
Jaguar	15,079	(7.8%)	41,103	(9.4%)	178,601	20.1%
Land Rover	40,618	4.1%	113,344	9.1%	442,508	1.8%

January 8, 2018, Whitley, UK: Despite tough conditions in some markets, Jaguar Land Rover achieved record global sales in 2017 with retails of 621,109 vehicles, up 6.5% on the prior year. Retail sales for the month of December were 55,697, up 0.6% and for the quarter were 154,447 vehicles, up 3.5%.

Retail sales in December were up in Overseas markets (19.0%) and in China (12.6%) but down in the UK (15.8%), US (9.2%) and Europe (4.6%), reflecting weaker market conditions in the UK and to a lesser extent the US.

Commenting on the full year, Andy Goss, Jaguar Land Rover Group Sales Operations Director said: “We have once again delivered year-on-year sales increases thanks to a world-class product range and new models such as the E-PACE and Velar, as well as China-specific models such as the XFL.

“But we are facing tough times in key markets such as the UK where consumer confidence and diesel taxes will hit us.”

Jaguar retail sales were 15,079 vehicles in December, down 7.8% compared to December 2016 as solid sales of the long wheel base Jaguar XFL in China and the introduction of the E-PACE were more than offset by softer sales of XE and XJ.

Land Rover retailed 40,618 vehicles in December 2017, up 4.1% compared to December 2016, led by the introduction of the Range Rover Velar and the sales ramp up of the all new Discovery.

ENDS.

For more information, please visit www.newsroom.iaquarlandrover.com or contact:

Kelly Mundee

M: +44 (0) 7880 182287

E: kmundee2@jaguarlandrover.com

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.